CENTRAL JAPAN RAILWAY COMPANY
JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-587-1395



August 21 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption File No. 082-34904

Ladies and Gentlemen:

We refer to the exemption afforded by Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto. With respect to the Japanese language documents listed in Exhibit A for which no English language version is readily available, brief descriptions are set forth in Exhibit B attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel in connection with this furnishing, Mr. Masahisa Ikeda at Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, facsimile number 011-813-5251-1602, Email masahisa.ikeda@shearman.com.

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 河田 仁
Name: Masashi Kawada
Title: Manager
Stock Section
Administration Department

Enclosures

Exhibit A

Documents Submitted Pursuant To Rule 12g3-2(b)(1)(iii)

A. Documents for Which an English Version is Readily Available

None.

B. Japanese Language Documents for Which an English Version is Not Readily Available

1. Annual Securities Report (including audited consolidated and non-consolidated financial statements)

    a. Annual Securities Report, dated June 25, 2008, for the 21st fiscal year ended March 31, 2008 (a brief description of the said Report is set forth in Exhibit B)

    b. Amendment to the Shelf Registration Statement, dated June 25, 2008, adding the Annual Securities Report set forth in a. above to the list of documents incorporated by reference in the Shelf Registration Statement dated October 17, 2007 (the "Shelf Registration Statement") with regard to the registration of the bonds to be issued in the aggregate principal amount up to 500,000 million yen

2. Confirmation of the Adequacy of the Annual Securities Report

    a. Confirmation of the Adequacy of the Annual Securities Report, dated June 25, 2008, filed with the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange (collectively, the "Stock Exchanges") (a brief description of the said document is set forth in Exhibit B)

3. Supplemental Document to the Shelf Registration Statement, filed with the Director of the Tokai Local Finance Bureau, with respect to the Company's Bonds to be Offered for Subscription

    a. Supplemental Document to the Shelf Registration Statement, dated May 14, 2008 in connection with the issuance of the 36th Series Unsecured Bonds and the 37th Series Unsecured Bonds (a brief description of the said document is set forth in Exhibit B)

4. Press releases which may be material to an investment decision

    a. Press release titled "Recognition of JR Tokai Well as Special Subsidiary" released on May 8, 2008 (an English translation is attached as Attachment 1)

    b. Press release titled "Issuance of Domestic Straight Bonds" dated May 14, 2008 (an English translation is attached as Attachment 2)

c. Press release titled "Notice of Partial Amendment to the "Reference Material" of the Brief Announcement of the Annual Consolidated Financial Statements for the Fiscal Year Ended March 31, 2008" dated May 14, 2008 (an English translation is attached as Attachment 3)

d. Press release titled "Notice of Date, Etc. of the 21st Ordinary General Meeting of Shareholders" dated May 16, 2008 (an English translation is attached as Attachment 4)

e. Press release titled "Determination of Candidates for Directors and Corporate Auditors, and Determination of Corporate Officers, Etc." dated May 16, 2008 (an English translation is attached as Attachment 5)

5. Annual reports to shareholders (*houkokusho*) (including summary annual financial statements)

   a. Annual reports to shareholders (*houkokusho*) for the 21st fiscal year ended March 31, 2008 (a brief description of the said document is set forth in Exhibit B)

6. Convocation Notice of an Ordinary General Meeting of Shareholders

   a. Convocation Notice of the 21st Ordinary General Meeting of Shareholders dated June 6, 2008 (including the business report, the consolidated and non-consolidated financial statements for the 21st fiscal year ended March 31, 2008) and the reference materials for the Ordinary General Meeting of Shareholders (an English translation (excluding the attachments) is attached as Attachment 6)

7. Notice of the Resolution of an Ordinary General Meeting of Shareholders, including dividend information

   a. Notice of the Resolution of the 21st Ordinary General Meeting of Shareholders dated June 24, 2008, including year-end dividend information (an English translation is attached as Attachment 7)

8. Corporate Governance Report and its amendment

   a. Corporate Governance Report, updated as of June 25, 2008 and filed by the Company with the Stock Exchanges and made public by the Stock Exchanges on the same date (a brief description of the said document is set forth in Exhibit B)

Exhibit B

Brief Description of the Japanese Language Documents Designated in Exhibit A

1. Annual Securities Report (including audited consolidated and non-consolidated financial statements), dated June 25, 2008, for the 21st fiscal year ended March 31, 2008

Under the Financial Instruments and Exchange Law of Japan (the "Financial Instruments and Exchange Law"), the Company, which has its common stock listed on the First Section of each of the Stock Exchanges, is required to file with the Director of the Kanto Local Finance Bureau (the "KLFB"), an Annual Securities Report within three months following the end of each fiscal year, *i.e.*, March 31. An Annual Securities Report filed by the Company is made public at the KLFB, the Stock Exchanges and the head office and major branch offices of the Company pursuant to the Financial Instruments and Exchange Law.

The information contained in the above-referenced Annual Securities Report for the 21st fiscal year includes, *inter alia*, an outline of the Company, its business conditions, capital investment, major shareholders, dividend policy, development of its stock price and management for the fiscal year ended March 31, 2008. The audited financial statements (both consolidated and non-consolidated) for the fiscal year ended March 31, 2008 are also included therein.

The information contained in the above-referenced Annual Securities Report, which is material to investment decisions, is also contained, to a large extent, in the brief announcement of the annual consolidated and non-consolidated financial statements, dated April 28, 2008, for the fiscal year ended March 31, 2008. The extracted English translations thereof have been furnished under Rule 12g3-2(b) with a letter dated July 7, 2008.

2. Confirmation of the Adequacy of the Annual Securities Report, dated June 25, 2008, filed with the Stock Exchanges

Under the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the "Timely Disclosure Regulation") and the similar rules and regulations of the Osaka Securities Exchange and the Nagoya Stock Exchange, the Company is required to file with each such Exchange, a Confirmation of the Adequacy of the Annual Securities Report, and such should be done, without delay, after the Company files its Annual Securities Report with the Director of the KLFB. A Confirmation of the Adequacy of the Annual Securities Report filed by the Company is made public by the said Exchanges under their respective applicable rules and regulations.

3. Supplemental Document to the Shelf Registration Statement, dated May 14, 2008 in connection with the issuance of the 36th Series Unsecured Bonds and the 37th Series Unsecured Bonds

Subject to the filing of the Shelf Registration Statement filed as of October 17, 2007, when the Company proposes to issue or distribute any securities designated in the Shelf Registration Statement valued at 100 million yen (JPY 100,000,000) or more of the aggregate price thereof through a public offering in Japan, the Company is required to file with the Director of the Tokai Local Financial Bureau, a Supplemental Document to the Shelf Registration Statement under the Financial Instruments and Exchange Law.

The above-referenced Supplemental Document contains certain specified terms and conditions of the 36th Series Unsecured Bonds of the Company in the aggregate issue amount of 10,000 million yen (JPY 10,000,000,000) and the 37th Series Unsecured Bonds of the Company in the aggregate issue amount of 20,000 million yen (JPY 20,000,000,000).

The Shelf Registration Statement so supplemented by the above-referenced Supplemental Document contains or incorporates by reference the Annual Securities Report with regard to the fiscal year ended March 31, 2007 and certain other documents, information concerning the terms and conditions of the public offering of the 36th Series Unsecured Bonds and the 37th Series Unsecured Bonds, update with respect to descriptions of risk factor in the above mentioned Annual Securities Report, and information pertaining to the Company's business, financial position and financial statements for the two (2) most recent fiscal years.

The information contained in the above-referenced Supplemental Document which is material to an investment decision is substantially contained in the press release dated May 14, 2008 (Attachment 2).

4. Annual report to shareholders (*houkokusho*) (including summary annual financial statements) for the 21st fiscal year ended March 31, 2008

An annual report to shareholders is not required to be prepared, made public or distributed to shareholders under Japanese law. The Company voluntarily prepares and distributes the same to its shareholders, analysts and investors each year.

Set forth in the above-referenced annual report is a message from management, corporate data, certain topics (such as the promotion and realization of the Tokaido Shinkansen bypass by introducing the Superconducting Maglev, reports on the revision of timetables, the improvement of N700 transportation service, the introduction of Express IC service, the expansion of TOICA's service area to the Shizuoka region, the start of mutual use of metropolitan area IC cards, various promotional tourism campaigns, efforts to secure safe and reliable operations, the promotion of environmentally friendly business trips by using Shinkansen, the opening of the Central Shin-Yokohama Station Building, and real-estate development of sites no longer used for company housing, financial highlights), group

companies' profiles, management profiles, the status of common stock and major stockholders of the Company, preferment (*i.e.,* hospitality programs for stockholders), the operating area map of the JR Tokai lines, and information for shareholders (*i.e.,* handling business of shares).

The information contained in this report, which is material to an investment decision, including financial information, is also contained, to a large extent, in the brief announcement of the annual consolidated and non-consolidated financial statements, dated April 28, 2008, for the fiscal year ended March 31, 2008. The extracted English translations thereof have been furnished under Rule 12g3-2(b) with a letter dated July 7, 2008.

5. Corporate Governance Report, updated as of June 25, 2008, and filed by the Company with the Stock Exchanges and made public by the Stock Exchanges on the same date

Under the Listing Rules of the Tokyo Stock Exchange and the similar rules and regulations of the Osaka Securities Exchange and the Nagoya Stock Exchange, the Company is required to file a Corporate Governance Report with each such Exchange, and the latest version of such Report, if any amendment is made thereto. The Corporate Governance Report so filed by the Company is made public by each such Exchange under its applicable rules and regulations.

The information contained in the above-referenced Corporate Governance Report includes, *inter alia*, information concerning the corporate governance of the Company, such as the framework of its corporate governance, major shareholders, management, policies applicable to its stakeholders and the framework of its internal control system.

[TRANSLATION]



Recognition of JR Tokai Well as Special Subsidiary

We hereby inform you that, as of April 30, 2008, "JR Tokai Well Co., Ltd.", established in October 2006 for the purpose of employing persons with disabilities, was recognized as a special subsidiary under the "Act for Employment Promotion, etc. of Persons with Disabilities", and today (May 8, 2008), we received a certificate of recognition from the Chief of Nagoya Naka Public Employment Security Office.

We will continue to make greater efforts to stabilize and develop our business, and to fulfill our social responsibilities as an enterprise.

1. Outline of the Company

(1) Name of company:	JR Tokai Well Co., Ltd.
(2) Purpose of establishment:	To employ persons with various type of disabilities that make it difficult for Central Japan Railway Company to employ due to the nature of the railroad business.
(3) Location:	45-2, Shoutoku-cho 2-chome, Minatoku, Nagoya, Aichi Prefecture
(4) Capital:	400 million yen (wholly-owned subsidiary of Central Japan Railway Company)
(5) Number of employees:	27 persons (as of May 1, 2008) *Out of which, 15 persons are with disabilities. (physical disabilities: 1, hearing disabilities: 4, intellectual and mental disabilities: 10)
(6) Date of establishment:	October 2, 2006
(7) Start of operation:	April 1, 2008
(8) Main business:	·Printing business (brochures, posters, training textbooks, books and slips, calling cards, etc. of Central Japan Railway Company) ·Business of packaging items to be delivered, including enclosure and the sealing thereof (newsletters of Central Japan Railway Company, communication letters for seconded personnel, etc.)

<About Special Subsidiary>
A subsidiary provided for under the "Act for Employment Promotion, etc. of Persons with

Disabilities". If a subsidiary giving special consideration to the employment of persons with disabilities, as established by an entrepreneur, is, after meeting certain requirements, recognized by the Ministry of Health, Labour and Welfare as a special subsidiary, the parent company of such subsidiary may count the workers employed by such a subsidiary as its employees when calculating the actual employment rate.

[TRANSLATION]

May 14, 2008

Central Japan Railway Company

Issuance of Domestic Straight Bonds

The Company has determined today the terms and conditions of issues of domestic straight bonds, as follows:

1. Name of the Bonds	Central Japan Railway Company Unsecured Straight Bonds - Thirty-Sixth Series (Ranking *pari passu* among the Bonds)	Central Japan Railway Company Unsecured Straight Bonds - Thirty-Seventh Series (Ranking *pari passu* among the Bonds)
2. Aggregate Amount of the Bonds	JPY10,000,000,000	JPY20,000,000,000
3. Subscription Money	JPY99.91 per each Bond of JPY100	JPY99.88 per each Bond of JPY100
4. Interest Rate	1.83%	2.39%
5. Subscription Yield	1.840% (non-compound)	2.398% (non-compound)
6. Redemption Date (Maturity)	May 22, 2018	May 22, 2028
7. Closing Date	May 22, 2008	May 22, 2008
8. Lead Managers	Mizuho Securities Co., Ltd. Merrill Lynch Japan Securities Co., Ltd.	Mizuho Securities Co., Ltd. Mitsubishi UFJ Securities Co., Ltd.
9. Rating	Aa2 (Moody's) AA (R&I)	Aa2 (Moody's) AA (R&I)

End of Document

[TRANSLATION]

May 14, 2008

To whom it may concern:

Name of Company: Central Japan Railway Company
Name of Representative: Masayuki Matsumoto,
President and Representative Director
(Code: 9022, First Section of the TSE, OSE and NSE)
Contact Person: Katsumi Miyazawa,
General Manager of the Public Relations Department
(Telephone No.: 052-564-2549)

[Amendment]
Notice of Partial Amendment to the "Reference Material" of the Brief Announcement of the Annual Consolidated Financial Statements for the Fiscal Year Ended March 31, 2008

We hereby inform you of the partial amendment to the "Reference Material" which is attached to the brief announcement as a means of explanation regarding the brief announcement of the annual consolidated financial statements for the fiscal year ended March 31, 2008 released at 15:00, April 28, 2008 as follows. The amended parts are underlined.

1. Amended parts

Reference Material [Exhibit 8] Referential Figures for the End of Fiscal Years (Consolidated)

*There are no changes to non-consolidated figures.

2. Before amendment

	Unit	FY2006	FY2007	Increase/ (Decrease)
Number of Employees (Year-End)	Persons	24,063	<u>24,641</u>	<u>578</u>

3. After amendment

	Unit	FY2006	FY2007	Increase/ (Decrease)
Number of Employees (Year-End)	Persons	24,063	<u>24,640</u>	<u>577</u>

End of Document

[TRANSLATION]

May 16, 2008

To Whom It May Concern:

Name of Company: Central Japan Railway Company
Name of Representative: Masayuki Matsumoto,
President and Representative Director
(Code: 9022, First Section of TSE, OSE and NSE)
Contact Person: Katsumi Miyazawa,
General Manager of the Public Relations Department
(Telephone No.: 052-564-2549)

Notice of Date, Etc. of the 21st Ordinary General Meeting of Shareholders

Notice is hereby given that, at the meeting of the Board of Directors held on May 16, 2008, the Company resolved on the date, etc. of the 21st ordinary general meeting of shareholders as follows.

1. Date and Time: June 24, 2008 (Tuesday) at 10:00 a.m.

2. Place: The Westin Nagoya Castle
3-19, Hinokuchi-cho, Nishi-ku, Nagoya, Aichi Prefecture

(Referential Matters)

- Expected Date of Payment of Dividends (Expected date on which the payment of dividends takes effect):
June 25, 2008 (Wednesday)

- Expected Date of Presentation of Annual Securities Reports:
June 25, 2008 (Wednesday)

End of Document

[TRANSLATION]

May 16, 2008

To: Whom it may concern

Company Name: Central Japan Railway Company

Name of Representative: Masayuki Matsumoto
President and Representative Director

(Code No. 9022, First Section of TSE, OSE and NSE)

Contact Person: Katsumi Miyazawa
General Manager of the Public Relations Department
(Tel. 052-564-2549)

DETERMINATION OF CANDIDATES FOR DIRECTORS AND CORPORATE AUDITORS, AND DETERMINATION OF CORPORATE OFFICERS, ETC.

At the meeting of the Board of Directors of Central Japan Railway Company (the "Company") held today, candidates for Directors (twenty-one (21) persons) and candidates for Corporate Auditors (three (3) persons) to be submitted to the 21st ordinary general meeting of shareholders (to be held on June 24, 2008) have been determined. In addition, the Corporate Officers who shall assume their offices as of June 24, 2008 (fifteen (15) persons) has been determined.
The composition of Directors, Corporate Auditors and Corporate Officers as of June 24, 2008 is to be as follows.

1. Appointment and Retirement of Directors and Corporate Auditors

(1) Candidates for re-appointment of Directors (fifteen (15) persons)

Yoshiyuki Kasai	Masayuki Matsumoto	Yoshiomi Yamada	Koushi Akutsu
Toyonori Noda	Kouei Tsuge	Tsutomu Morimura	Junichi Hirasawa
Mitsuru Nakamura	Shin Kaneko	Naotoshi Yoshikawa	Yukihiro Masuda
Katsumi Miyazawa	Fujio Cho	Kenji Koroyasu	

Messrs. Fujio Cho and Kenji Koroyasu from among the above-mentioned candidates satisfy the qualifications of a candidate for an outside director provided for in Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Company Law.

(2) Candidates for new Directors (six (6) persons)

Tadashi Morishita
Commissioned the General Manager of the Construction Department
(currently a Corporate Officer and the Deputy Director General of the Tokaido Shinkansen 21st Century Division)

Yoshito Tsubouchi
Commissioned the General Manager of the Administration Department
(currently the General Manager of the Administration Department)

Yoshiki Suyama
Commissioned the General Manager of the Personnel Department
(currently the General Manager of the Investment Planning Department of the Corporate Planning Division)

Hidenori Fujii
Commissioned the General Manager of the Finance Department
(currently the General Manager of the Finance Department)

Sumio Atsuchi
Commissioned the Director General of the Marketing Division
(currently the Director General of the Marketing Division)

Toshio Hayakawa
(A Director (Non Full-time))
(currently the Corporate Auditor of the Company and the Chairman of Toho Gas Co., Ltd. [expected to be the Counselor of Toho Gas Co., Ltd. as of June 25, 2008])

Mr. Toshio Hayakawa from among the above-mentioned candidates satisfies the qualifications of a candidate for an outside director provided for in Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Company Law.

(3) Directors to retire (six (6) persons)

Masataka Ishizuka
(currently the Executive Vice President and Representative Director)
[expected to be the President and Representative Director of JR Tokai Agency Co., Ltd. as of June 26, 2008 and the Chairman and Representative Director of Wedge Inc. as of June 27, 2008 (currently the Chairman and Director of Wedge Inc.)]

Akira Nakagawa
(currently the Executive Vice President and Representative Director)
[expected to be the Executive Vice President and Representative Director of Nippon Sharyo, Ltd. as of June 27, 2008]

Takao Innami
(currently the Senior Executive Director)
[expected to be the President and Representative Director of JR Tokai Hotels Co., Ltd. as of June 30, 2008 and the President and Representative Director of Nagoya

Terminal Hotel Co., Ltd. as of June 26, 2008]

Masayuki Kono
(currently the Executive Director)
[expected to be the Full-time Corporate Auditor of the Company as of June 24, 2008]

Haruo Goto
(currently a Director)
[expected to join Meiko Construction Co., Ltd.]

Shunichi Kodama
(currently a Director)

(4) Candidates for new Corporate Auditors (three (3) persons)

Masayuki Kono
(currently the Executive Director)

Takaharu Kachi

Harumi Umeda
(currently the President of Japan Association of Travel Agents)

Messrs. Takaharu Kachi and Harumi Umeda from among the above-mentioned candidates satisfy the qualifications of a candidate for an outside corporate auditor provided for in Article 2, Paragraph 3, Item 8 of the Ordinance for Enforcement of the Company Law.
Regarding Mr. Harumi Umeda, although the Company has not yet obtained his consent to being a Corporate Auditor by virtue of the provisions of the National Public Service Act, the Company will request his consent on or after July 12, 2008.

(5) Corporate Auditors to retire (three (3) persons)

Mitsuhiko Koga

Toshiaki Araya
[expected to be a Corporate Auditor of JR Tokai Tours as of June 27, 2008]
Toshio Hayakawa
[expected to be a Director of the Company as of June 24, 2008]

2. Election of Directors with Title

Directors with a title will be determined by a meeting of the Board of Directors to be held after the 21st ordinary general meeting of shareholders. The expected details are as follows.

(1) Person to be appointed as the Chairman and Representative Director

Yoshiyuki Kasai
(currently the Chairman and Representative Director)

(2) Person to be appointed as the President and Representative Director

Masayuki Matsumoto
(currently the President and Representative Director)

(3) Persons to be appointed as the Executive Vice President and Representative Director

Yoshiomi Yamada
(currently the Executive Vice President and Representative Director)

Koushi Akutsu
(currently the Senior Executive Director)

Toyonori Noda
(currently the Senior Executive Director)

Kouei Tsuge
(currently the Executive Director)

(4) Persons to be appointed as the Senior Executive Director

Tsutomu Morimura
(currently the Executive Director)

Junichi Hirasawa
(currently the Executive Director)

Mitsuru Nakamura
(currently the Executive Director)

(5) Persons to be appointed as the Executive Director

Shin Kaneko
(currently a Director)

Naotoshi Yoshikawa
(currently a Director)

3. Change of Responsibilities Shared among Directors

The change of responsibilities shared among Directors will be determined at a meeting of the Board of Directors to be held after the 21st ordinary general meeting of shareholders. The expected details of change of responsibilities are as follows.

Executive Vice President and Representative Director	Koushi Akutsu	Commissioned the Director General of the Shinkansen Operations Division and in charge of the Marketing Division and the Kansai Branch Office

		(currently the Senior Executive Director and the Director General of the Shinkansen Operations Division)
Executive Vice President and Representative Director	Toyonori Noda	In charge of the technology divisions (including the Tokaido Shinkansen 21st Century Division), the Transportation Safety Department, the Conventional Lines Operations Division and the Shizuoka Branch Office (currently the Senior Executive Director and the Director General of the Tokaido Shinkansen 21st Century Division and in charge of the Construction Department)
Executive Vice President and Representative Director	Kouei Tsuge	In charge of the Secretarial Department, the Audit Department, the Public Relations Department, the Administration Department, the Legal Affairs Department and the Personnel Department (currently the Executive Director and the General Manager of the Secretarial Department and in charge of the Administration Department and the Personnel Department)
Senior Executive Director	Mitsuru Nakamura	Commissioned the Director General of the Conventional Lines Operations Division (currently the Executive Director and the Director General of the Corporate Planning Division)
Executive Director	Shin Kaneko	Commissioned the Director General of the Corporate Planning Division and in charge of the Tokaido Shinkansen 21st Century Division (currently the Director and the General Manager of the Personnel Department)
Director	Yukihiro Masuda	Commissioned the Director General of the Tokaido Shinkansen 21st Century Division (currently the Director and the General Manager of the Construction Department)

4. Appointment and Retirement of Corporate Officers

(1) Re-appointment of Corporate Officers (seven (7) persons)

Masaki Seki	Osamu Nakayama	Takashi Ono	Noriyuki Shirakuni
Takatoshi Yoshida	Yutaka Osada	Sumio Kudo	

(2) New Corporate Officers (eight (8) persons)

Sakae Ishikawa
Commissioned the Deputy General Manager of the Technology Reserach and Development Department of the General Technology Division
(currently the Team Manager of the Technology Reserach and Development Department of the General Technology Division)

Shunichi Kosuge
Commissioned the General Manager of the Technology Planning Department of the General Technology Division
(currently the Deputy Director General of the Corporate Planning Division and the Assistant of the General Manger of the Management Supervision Department of the Corporate Planning Division)

Mamoru Uno
Commissioned the Deputy Director General of the Tokaido Shinkansen 21st Century Division
(currently the General Manager of the Tracks and Structures Department of the Shinkansen Operations Division)

Kiyoshi Watanabe
Commissioned the Deputy Director General of the Tokaido Shinkansen 21st Century Division and Commissioned the General Manager of the Tokyo Construction Branch of the Construction Department
(currently the Deputy Director General of the Corporate Planning Division and the Assistant of the General Manger of the Project Development Department of the Corporate Planning Division)

Makoto Baba
Commissioned the General Manager of the Legal Affairs Department
(currently the President and Representative Director of Shizuoka Terminal Hotel Co., Ltd.)

Kimiaki Tanaka
Commissioned the Deputy Director General of the Business Promotion Division
(currently the Deputy Director General of the Business Promotion Division and the Assistant of the General Manger of the Business Promotion Division)

Atsushi Suzuki
Commissioned the General Manager of the Employees Training Centers and Commissioned the General Manager of the Mishima Employees Training Center

(currently the General Manager of the Nagoya Factory of the Conventional Lines Operations Division)

Hideyuki shoji
Commissioned the Deputy Director General of the Shinkansen Operations Division and Commissioned the General Manager of the Transportation and Marketing Department of the Shinkansen Operations Division
(currently the General Manager of the Transportation and Marketing Department of the Shinkansen Operations Division)

(3) Corporate Officers to retire (six (6) persons)

Teruo Kachi
(currently a Corporate Officer)
[expected to be the President and Representative Director of Shizuoka Terminal Hotel Co., Ltd. as of June 26, 2008]

Kazumasa Ishizu
(currently a Corporate Officer)
[expected to be the Executive Director of Nippon Sharyo, Ltd. as of June 27, 2008]

Akira Sugimoto
(currently a Corporate Officer)
[expected to be the Senior Executive and Representative Director of Shinsei Technos Co., Ltd. as of June 26, 2008]

Tadashi Morishita
(currently a Corporate Officer)
[expected to be a Director of the Company as of June 24, 2008]

Tsutomu Yamamori
(currently a Corporate Officer)
[expected to be the President and Representative Director of Tokai Seibi Co., Ltd. as of June 30, 2008]

Hideo Izumi
(currently a Corporate Officer)
[expected to be the Executive Director of Shin-Yokohama Station Development Co., Ltd. as of June 30, 2008]

5. Appointment of Corporate Officers with Title

Corporate Executive Officer

Masaki Seki
(currently a Corporate Officer)
Osamu Nakayama
(currently a Corporate Officer)

6. Change of Responsibilities Assigned to Corporate Officers

Corporate Executive Officer	Osamu Nakayama	Commissioned the Director General of the Shizuoka Branch Office (currently a Corporate Officer and the Manager of the Washington Office) [His commissioned responsibilities will be changed to International Affairs as of June 1, 2008.]
Corporate Officer	Takashi Ono	In charge of Economic Research, Medical Affairs and Contracts (regarding the bypass of Tokaido Shinkansen) (currently a Corporate Officer and in charge of Economic Research and Medical Affairs)
Corporate Officer	Sumio Kudo	Commissioned the Director General of the Kansai Branch Office (currently a Corporate Officer and the General Manager of the Technology Planning Department of the General Technology Division)

7. Responsibilities Etc. Shared among Directors and Corporate Auditors (Reference) --- Exhibit 1 hereto

8. Responsibilities Assigned to Corporate Officers (Reference) --- Exhibit 2 hereto

Exhibit 1

May 16, 2008
Central Japan Railway Company

RESPONSIBILITIES ETC. SHARED AMONG DIRECTORS AND CORPORATE AUDITORS

The responsibilities etc. shared among Directors and Corporate Auditors as of June 24, 2008 are to be as follows.

Chairman and Representative Director	Yoshiyuki Kasai	
President and Representative Director	Masayuki Matsumoto	
Executive Vice President and Representative Director	Yoshiomi Yamada	In charge of the Corporate Planning Division, the Tokaido Shinkansen 21st Century Division, the Finance Department, the Property Management Department and the Business Promotion Division
Executive Vice President and Representative Director	Koushi Akutsu	Commissioned the Director General of the Shinkansen Operations Division and in charge of the Marketing Division and the Kansai Branch Office
Executive Vice President and Representative Director	Toyonori Noda	In charge of the technology divisions (including the Tokaido Shinkansen 21st Century Division), the Transportation Safety Department, the Conventional Lines Operations Division and the Shizuoka Branch Office
Executive Vice President and Representative Director	Kouei Tsuge	In charge of the Secretarial Department, the Audit Department, the Public Relations Department, the Administration Department, the Legal Affairs Department and the Personnel Department
Senior Executive Director	Tsutomu Morimura	Commissioned the Director General of the General

		Technology Division
Senior Executive Director	Junichi Hirasawa	Commissioned the Director General of the Business Promotion Division
Senior Executive Director	Mitsuru Nakamura	Commissioned the Director General of the Conventional Lines Operations Division
Executive Director	Shin Kaneko	Commissioned the Director General of the Corporate Planning Division and in charge of the Tokaido Shinkansen 21st Century Division
Executive Director	Naotoshi Yoshikawa	Commissioned the General Manager of the Transportation Safety Department
Director	Yukihiro Masuda	Commissioned the Director General of the Tokaido Shinkansen 21st Century Division
Director	Katsumi Miyazawa	Commissioned the General Manager of the Public Relations Department
Director	Tadashi Morishita	Commissioned the General Manager of the Construction Department
Director	Yoshito Tsubouchi	Commissioned the General Manager of the Administration Department
Director	Yoshiki Suyama	Commissioned the General Manager of the Personnel Department
Director	Hidenori Fujii	Commissioned the General Manager of the Finance Department
Director	Sumio Atsuchi	Commissioned the Director General of the Marketing Division
Director (Non Full-time)	Fujio Cho	(The Chairman and

		Representative Director of Toyota Motor Corporation)
Director (Non Full-time)	Kenji Koroyasu	(Attorney-at-law)
Director (Non Full-time)	Toshio Hayakawa	(expected to be the Counselor of Toho Gas Co., Ltd.)
Full-time Corporate Auditor	Tadahiko Nakamura	
Full-time Corporate Auditor	Masayuki Kono	
Full-time Corporate Auditor	Takaharu Kachi	
Corporate Auditor	Shigeo Kifuji	(Attorney-at-law)

*In addition to those mentioned above, Mr. Harumi Umeda has also been determined as a candidate for Corporate Auditor to be elected at the 21st ordinary general meeting of shareholders. Regarding Mr. Harumi Umeda, although the Company has not yet obtained his consent to being a Corporate Auditor by virtue of the provisions of the National Public Service Act, the Company will request his consent on or after July 12, 2008.

Exhibit 2

May 16, 2008
Central Japan Railway Company

RESPONSIBILITIES ASSIGNED TO CORPORATE OFFICERS

The responsibilities assigned to Corporate Officers as of June 24, 2008 are as follows.

Corporate Executive Officer	Masaki Seki	Commissioned the General Manger of the Technology Research and Development Department of the General Technology Division
Corporate Executive Officer	Osamu Nakayama	Commissioned the Director General of the Shizuoka Branch Office
Corporate Officer	Takashi Ono	In charge of Economic Research, Medical Affairs and Contracts (regarding the bypass of Tokaido Shinkansen)
Corporate Officer	Noriyuki Shirakuni	Commissioned the Director General of the Maglev Systems Development Division of the Tokaido Shinkansen 21st Century Division
Corporate Officer	Takatoshi Yoshida	Commissioned the Deputy Director General of the Construction Department
Corporate Officer	Yutaka Osada	Commissioned the Deputy Director General of the Shinkansen Operations Division and Commissioned the General Manager of the Electrical Engineering Department of the Shinkansen Operations Division
Corporate Officer	Sumio Kudo	Commissioned the Director General of the Kansai Branch Office
Corporate Officer	Sakae Ishikawa	Commissioned the Deputy General Manager of the Technology

		Research and Development Department of the General Technology Division
Corporate Officer	Shunichi Kosuge	Commissioned the General Manager of the Technology Planning Department of the General Technology Division
Corporate Officer	Mamoru Uno	Commissioned the Deputy Director General of the Tokaido Shinkansen 21st Century Division
Corporate Officer	Kiyoshi Watanabe	Commissioned the Deputy Director General of the Tokaido Shinkansen 21st Century Division and Commissioned the General Manager of the Tokyo .Construction Branch of the Construction Department
Corporate Officer	Makoto Baba	Commissioned the General Manager of the Legal Affairs Department
Corporate Officer	Kimiaki Tanaka	Commissioned the Deputy Director General of the Business Promotion Division
Corporate Officer	Atsushi Suzuki	Commissioned the General Manager of the Employees Training Centers and Commissioned the General Manager of the Mishima Employees Training Center
Corporate Officer	Hideyuki shoji	Commissioned the Deputy Director General of the Shinkansen Operations Division and Commissioned the General Manager of the Transportation and Marketing Department of the Shinkansen Operations Division

[TRANSLATION]

(Securities Identification Code: 9022)
June 6, 2008

To: Shareholders

Masayuki Matsumoto
President and Representative Director
Central Japan Railway Company
1-4, Meieki 1-chome, Nakamura-ku, Nagoya,
Aichi Prefecture

CONVOCATION NOTICE OF THE 21ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Notice is hereby given that the 21st ordinary general meeting of shareholders of Central Japan Railway Company (the "Company") will be held as set forth below. You are cordially invited to attend the meeting.

If you are unable to attend the meeting, you are allowed to exercise your voting rights in writing or via the Internet. After examining the reference materials set forth below, please exercise your voting rights no later than 5:30 p.m. on June 23, 2008.

[Exercise of voting rights in writing]

Please indicate your approval or disapproval on each of the proposals on the voting form enclosed herewith, affix your seal thereto and then send it back to us so that it reaches us no later than 5:30 p.m. on June 23, 2008.

[Exercise of voting rights via the Internet]

Please access the website designated by the Company for exercise of voting rights (http://www.web54.net) and enter your approval or disapproval on each of the proposals in accordance with instructions on the screen using the "voting rights exercise code" and the "password" indicated on the voting form enclosed herewith no later than 5:30 p.m. on June 23, 2008.

When you exercise your voting rights via the Internet, please read "A Guide for the Exercise of Voting Rights via the Internet" on pages 58-59 of the Japanese original document.

Description

1. Date and Time: From 10:00 a.m. on Tuesday, June 24, 2008

2. Place: The Westin Nagoya Castle
3-19 Hinokuchi-cho, Nishi-ku, Nagoya, Aichi Prefecture
(Please see the map of the meeting place for the general meeting of shareholders at the end of this notice.)

3. Purpose of the Meeting:

Matters to be Reported:

1. Report on the details of the business report, and the consolidated and non-consolidated financial statements for the 21st fiscal year (from April 1, 2007 to March 31, 2008)

2. Report on the results of the audit, by the Independent Auditors and the Board of Corporate Auditors, of the consolidated financial statements

Matters to be Resolved:

Proposal 1: Appropriation of retained earnings

Proposal 2: Election of twenty-one (21) Directors

Proposal 3: Election of three (3) Corporate Auditors

4. Notes on Procedure of Meeting:

(1) If you have exercised your voting rights more than once via the Internet, the last exercise will be deemed valid.

(2) If you have exercised your voting rights both in writing and via the Internet, the one exercised via the Internet will be deemed valid.

-End-

1. Upon arrival at the meeting, please submit the voting form enclosed herewith to the reception at the entrance of the meeting place.

2. In the event that circumstances arise which necessitate alterations to be made to the items to be mentioned in the reference materials for the ordinary general meeting of shareholders, the business report, non-consolidated financial statements and consolidated financial statements,such altered items will be made public on the Company's homepage (http://www.jr-central.co.jp).

[TRANSLATION]

(Securities Identification Code: 9022)
June 24, 2008

To: Shareholders

Masayuki Matsumoto
President and Representative Director
Central Japan Railway Company
1-4, Meieki 1-chome, Nakamura-ku, Nagoya,
Aichi Prefecture

NOTICE OF RESOLUTIONS OF THE 21ST ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs/Madams:

Please be informed that the reports were given and resolutions were adopted at the 21st ordinary general meeting of shareholders of Central Japan Railway Company (the "Company") held on the date hereof, as described below:

Description

Matters to be Reported:

1. Report on the details of the business report, and the consolidated and non-consolidated financial statements for the 21st fiscal year (from April 1, 2007 to March 31, 2008)

2. Report on the results of the audit, by the Independent Auditors and the Board of Corporate Auditors, of the consolidated financial statements

The details of each item above were reported.

Matters to be Resolved:

Proposal 1: Appropriation of retained earnings

This proposal was resolved and approved in accordance with the original proposal. The amount of year-end dividends was determined to be forty-five hundred (4,500) yen per share.

Proposal 2: Election of twenty-one (21) Directors

This proposal was resolved and approved in accordance with the original proposal. Messrs. Yoshiyuki Kasai, Masayuki Matsumoto, Yoshiomi Yamada, Koushi Akutsu, Toyonori Noda, Kouei Tsuge, Tsutomu Morimura, Junichi Hirasawa, Mitsuru Nakamura, Shin Kaneko, Naotoshi Yoshikawa, Yukihiro Masuda, Katsumi Miyazawa, Tadashi Morishita, Yoshito Tsubouchi, Yoshiki Suyama, Hidenori Fujii, Sumio Atsuchi, Fujio Cho, Kenji Koroyasu

and Toshio Hayakawa were elected as Directors and assumed their respective offices.

Messrs. Fujio Cho, Kenji Koroyau and Toshio Hayakawa satisfy the qualification of an outside director provided for in Article 2, Item 15 of the Company Law.

Proposal 3: Election of three (3) Corporate Auditors

This proposal was resolved and approved in accordance with the original proposal. Messrs. Masayuki Kono, Takaharu Kachi and Harumi Umeda were elected as Corporate Auditors and Messrs. Masayuki Kono and Takaharu Kaji assumed their respective offices.

Mr. Takaharu Kachi satisfies the qualification of an outside corporate auditor provided for in Article 2, Item 16 of the Company Law.

Regarding Mr. Harumi Umeda, although the Company has not yet obtained his consent to being a Corporate Auditor by virtue of the provisions of the National Public Service Act, the Company will request his consent on or after July 12, 2008, the result of which will be made public on the home page of the Company (http://www.jr-central.co.jp).

-End-

Additional Statement

1. By the resolution of the meeting of the Board of Directors held after the close of this general meeting of shareholders, the composition of Directors and Directors with Title was determined as follows.

Chairman and Representative Director	Yoshiyuki Kasai
President and Representative Director	Masayuki Matsumoto
Executive Vice President and Representative Director	Yoshiomi Yamada
Executive Vice President and Representative Director	Koushi Akutsu
Executive Vice President and Representative Director	Toyonori Noda
Executive Vice President and Representative Director	Kouei Tsuge
Senior Executive Director	Tsutomu Morimura
Senior Executive Director	Junich Hirasawa
Senior Executive Director	Mitsuru Nakamura
Executive Director	Shin Kaneko
Executive Director	Naotoshi Yoshikawa

2. By the resolution of the meeting of the Board of Corporate Auditors held after the close of this general meeting of shareholders, Messrs. Masayuki Kono and Takaharu Kachi were elected as Full-time Corporate Auditors and assumed their respective offices.

Re: Payment of Year-End Dividends for the 21st Fiscal Year

1. If you have designated dividends to be transferred to an account of a financial institution, please find the Statements of Dividends for the 21st Fiscal Year and the Information regarding the Account for Transfer of Dividends which are enclosed for shareholders who have designated the transfer of dividends.

2. For shareholders other than shareholders who have designated the transfer of dividends, the Dividend Receipt is enclosed, so please receive dividends at a nearby principal or branch office of Japan Post Bank or a post office (banking agency). Your prompt receipt of dividends would be appreciated.

CENTRAL JAPAN RAILWAY COMPANY

JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-587-1395

August 21, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption File No. 082-34904

Ladies and Gentlemen:

The following information is being supplied to the Securities and Exchange Commission (the "SEC") pursuant to the exemption for the Common Stock (the "Common Stock") of Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company"), based upon Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(1)(iv), set forth below is a revised list reflecting changes in the information that the Company is expected to or is required to (i) make public pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) file with a stock exchange on which its securities are traded and which was made public by such exchange, or (iii) distribute to its security holders. The list below also sets forth requirements regarding the timing and the source of the publication, filing or distribution.

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
1)	Annual securities report (*yukashoken houkokusho*) (including audited consolidated and non-consolidated financial statements) and any amendment thereto (if any)	Within three months after the end of the fiscal year (March 31)	Articles 24, 24-2(1) and 25 of the Financial Instruments and Exchange Law (the "FIEL")
2)	Quarterly securities report (*shihanki houkokusho*) (including consolidated quarterly financial statements) and any amendment thereto (if any)	Within 45 days after the end of each quarterly period except for the fourth quarterly period (June 30, September 30 and December 31)	Articles 24-4-7(1), 24-4-7(4) and 25 of the FIEL
3)	Confirmation letter for annual securities report, etc. and any amendment thereto (if any)	The same timing as the Company's annual securities report and quarterly securities report filings	Article 24-4-2, 24-4-3, 24-4-8 and 25 of the FIEL
4)	Internal control report (*naibu tosei houkokusho*) and any amendment thereto (if any)	The same timing as the Company's annual securities report filing	Articles 24-4-4, 24-4-5 and 25 of the FIEL
5)	Securities registration statement (*yukashoken todokedesho*) and any amendment thereto or shelf registration statement and any amendment thereto, and supplemental documents thereto (if any)	Prior to the offering or sale of securities as stipulated in the FIEL	Articles 4, 7, 23-3, 23-4, 23-8 and 25 of the FIEL
6)	Extraordinary report (*rinji houkokusho*) and any amendment thereto (if any)	Without delay after the occurrence of any of the events designated in the FIEL	Articles 24-5(4), 24-5(5) and 25 of the FIEL
7)	Registration of take-over bid (*kokaikaitsuke todokedesho*) and any amendment thereto (if any)	Prior to such take-over bid	Articles 27-22-2 and 27-14 of the FIEL

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
8)	Opinion statement report concerning take-over bid (*iken hyomei houkokusho*) and any amendment thereto (if any)	Within ten business days after the public announcement of the commencement of such take-over bid	Articles 27-10 and 27-14 of the FIEL
9)	Report concerning take-over bid (*kokaikaitsuke houkokusho*) and any amendment thereto (if any)	Promptly after the completion of such take-over bid	Articles 27-22-2 and 27-14 of the FIEL
10)	Report of response to questions (*taishitsumon kaitou houkokusho*)	Within five business days after receiving the opinion statement report concerning such take-over bid setting out questions to the bidder	Articles 27-10 and 27-14 of the FIEL
11)	Report as to acquisition of its own shares by the Company (*jikokabuken kaitsuke joukyo houkokusho*) and any amendment thereto (if any)	If a resolution concerning acquisition of its own shares is adopted at a general meeting of shareholders or a meeting of the board of directors, the status of such acquisition shall be reported every month from the month in which such resolution is adopted to a month which shall be determined by a general meeting of shareholders as required by the Company Law of Japan (the "Company Law"), by the 15th day of the month following each such month	Articles 24-6 and 25 of the FIEL
12)	Report on bulk holding (*tairyo hoyu houkokusho*) and any amendment thereto (if any)	Within five business days after the Company has obtained more than five percent of shares (including certificates of stock acquisition rights, bonds with stock acquisition rights, stock depositary receipts or other certain securities with a right, option or warrant to	Articles 27-23, 27-25 and 27-28 of the FIEL

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
		obtain such shares) of any listed company, and within five business days after the percentage of such shares has increased or decreased by more than one percent	
13)	Affidavit of timely disclosure at the time of change of representative of the Company	Immediately after the representative of the Company has changed and upon expiration of the five-year period after the previous filing of the affidavit	Article 418 of the Securities Listing Regulations of the Tokyo Stock Exchange (the "Securities Listing Regulations") and similar rules of Osaka Securities Exchange and the Nagoya Stock Exchange (collectively, "Other Stock Exchanges")
14)	Brief announcement of annual financial results (*kessan tanshin*)	Promptly (preferably within 45 days) after the settlement of financial results	Article 404 of the Securities Listing Regulations, and similar rules of Other Stock Exchanges
15)	Brief announcement of quarterly financial results for each quarterly period (except for the fourth quarterly period) of each business year (*shihanki kessan tanshin*)	Promptly (preferably within 30 days) after the settlement of quarterly financial results	Article 404 of the Securities Listing Regulations, and similar rules of Other Stock Exchanges
16)	Corporate Governance Report and its amendment	Promptly after its amendment	Article 419 of the Securities Listing Regulations and similar rules of Other Stock Exchanges

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
17)	Improvement Report (*kaizen houkokusho*)	Promptly after being requested by the relevant stock exchanges	Article 502 of the Securities Listing Regulations and similar rules of Other Stock Exchanges
18)	Notice and documents with respect to material issues concerning the Company which may have a material influence on an investor's decision (if any)	Promptly after an occurrence of the event giving rise to such issues or at such time as stipulated in the Timely Disclosure Regulation	Securities Listing Regulations and similar rules of Other Stock Exchanges
19)	Announcements and press releases material to an investment decision (if any)	None	None
20)	Annual report to shareholders (*houkokusho*) (including summary annual financial statements) (other than 27) below) (if any)	None	None
21)	Semi-annual report to shareholders (*chukan houkokusho*) (including summary semi-annual financial statements) (if any)	None	None
22)	Annual Report (in English) and the Environmental Report	None	None
23)	Corporate Facts and Figures (if any)	None	None
24)	Articles of Incorporation (to be made available for inspection by security holders and creditors at the Company's head office and branch offices (if such document becomes duly available through electronic disclosure as required by law, inspection at the branch	Available at all times	Article 31 of the Company Law

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	offices shall not be required))		
25)	Minutes of shareholders' meeting (to be made available for inspection by security holders and creditors at the Company's head office and branch offices (if such document becomes duly available through electronic disclosure as required by law, inspection at the branch offices shall not be required))	For ten years at the head office (and for five years at branch offices, if applicable) from the date of such meeting	Article 318 of the Company Law
26)	Commercial Register (containing information such as trade name, business purposes, number of authorized shares, location of head office and branch offices, particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and statutory auditors)	Any change to the registered information is generally required to be registered within two weeks from the date of such change	Articles 911 and 915 of the Company Law
27)	Convocation notice of a general meeting of shareholders (including balance sheet, profit and loss statement, and statement of changes in equity (consolidated and non-consolidated)). Business report (*jigyo houkoku*) and reference materials for exercise of voting rights and a voting card	Two weeks prior to the meeting	Articles 299, 301, (302, if an electronic voting system is adopted) and 437 of the Company Law
28)	Convocation notice of an extraordinary general meeting of shareholders, reference materials for exercise of voting rights and a voting card (if any)	Two weeks prior to the meeting	Articles 299 and 301 (and 302, if an electronic voting system is adopted) of the Company Law
29)	Statutory notices to shareholders	At such time as required by	Company Law

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	(other than 27) and 28) above)	the Company Law	
30)	Notice of resolutions of a general meeting of shareholders (in case of an ordinary general meeting of shareholders, including dividend information)	None	None
31)	Voluntary notices to shareholders (if any)	None	None
32)	Statutory public notices	At such time as required by the FIEL or Company Law	FIEL or Company Law
33)	Voluntary public notices (if any)	None	None
34)	Internet Website: http://www.jr-central.co.jp/ (in Japanese and English)	None	None

In addition, pursuant to Rule 12g3-2(b)(1)(iii), the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto. With respect to the Japanese language documents listed in Exhibit A for which no English language version is readily available, brief descriptions are set forth in Exhibit B attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel, Masahisa Ikeda at Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, fax number 011-813-5251-1602, Email masahisa.ikeda@sherman.com.

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 河田 仁

Name: Masashi Kawada
Title: Manager
Stock Section
Administration Department

[Enclosures]

END